# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sol-Gel Technologies Ltd, CIK 0001684693
CUSIP: M8694L137
Title of class of securities: Ordinary Shares, par value NIS 1.00 per share.
Address of issuer's principal executive offices: 6 HaChoshlim St.,, Bldg. C,, Herzliya,, Israel (L3), 6701101
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-021483
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (16.49% of the class)
  Comment: Based on 3,273,999 Ordinary Shares outstanding as of October 6, 2026, as reported in the Issuer's proxy statement furnished with its October 2026 Form 6-K.
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 525,000; sole dispositive power 0; shared dispositive power 525,000; aggregate amount beneficially owned 525,000 (16.04% of the class)
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (16.49% of the class)

## Item 1. Issuer
Name of issuer: Sol-Gel Technologies Ltd
Address of issuer's principal executive offices: 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel.

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons"). The Fund directly holds 525,000 Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares"), of Sol-Gel Technologies Ltd. (the "Issuer"), and a separately managed account advised by the Adviser (the "Managed Account") directly holds 15,000 Ordinary Shares. The Adviser, as investment adviser to the Fund and the Managed Account, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own the 540,000 Ordinary Shares held in the aggregate by the Fund and the Managed Account.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
540,000.00

Items 4(a) through 4(c) reflect the beneficial ownership of the Adviser and Mr. Silverman. The Fund beneficially owns 525,000 Ordinary Shares (16.04%), with shared voting and dispositive power over all such shares. See Rows 5 through 11 of each cover page.
Percent of class: 16.49
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 540,000.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 540,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund and the Managed Account client are entitled to dividends and sale proceeds from their respective shares. Only the Fund's interest exceeds 5% of the outstanding Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (11/06/2026)
- Opaleye, L.P.: Opaleye GP LLC, its General Partner /s/ James Silverman, Managing Member (11/06/2026)
- James Silverman: /s/ James Silverman, Individually (11/06/2026)